Filed by AXIS Capital Holdings Limited

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: PartnerRe Ltd.

Commission File No.: 001-14536

Update: Axis’ Benchimol: PartnerRe Deal Will Move Company Up

Best’s Insurance News

Meg Green

Wednesday, 18 March 2015

NEW YORK (BestWire)—Albert Benchimol, president and chief executive officer of Axis Capital Holdings, said Axis and PartnerRe are on track for a second-half merger, creating one of the largest broker-based reinsurers. He recently spoke with A.M. BestTV.

View the video version of this interview at: http://www.ambest.com/v.asp?v=benchimol315

Following is an edited transcript of the interview.

Q: There have been several mergers and acquisitions in the reinsurance arena recently. One of those deals is Axis and PartnerRe, which are combining in an $11 billion transaction. Can you tell us about the transaction?

A: Just to start by summarizing the transaction, this is a merger of equals between PartnerRe and Axis Capital, two independently strong, midsize insurers and reinsurers in Bermuda, who together are going to combine to create one of the pre-eminent leaders in the P/C world in both insurance and reinsurance, with combined capital in excess of $14 billion, premiums in excess of $10 billion and an investment portfolio well in excess of $30 billion.

The reason that we were so motivated to pursue this transaction is that when you consider the complementary size, skill, capital and talent of both organizations we felt that we could achieve more together than either one of us could achieve on its own.

Q: Can you tell us how the transaction will benefit Axis?

A: We had a top-20 reinsurer. When you combine that with the very strong reinsurance business that PartnerRe has, combined we will be a top-five global reinsurer and the leading broker-based reinsurer. We will have a top-10 life, accident and health provider in the world. We will have a very strong, $2.6 billion specialty insurance company, each with the capital, the breadth of products, and the capacity to do a lot more for our clients and for our brokers.

With regards to Partner, obviously PartnerRe is very strong on the reinsurance side and it’s been looking to diversify into the insurance and accident and health space. Obviously, putting our two companies together elevates the PartnerRe position to a stronger position in the reinsurance world but also gives them the opportunity to advance their accident and health strategy and gives them a very low risk and attractive entree into the specialty commercial business.

Q: You have a history with PartnerRe. Can you tell us about that and how the two cultures will fit together?

A: Yes. That’s true. I’ve worked for 10 years at PartnerRe and five years at Axis. I’ve got some personal experience with both organizations. They really do share a lot of similarities. Just to give you a few examples: they’re both truly global, multicultural companies; they both have a history of customer service, very strong pride in superior underwriting performance, prudent reserving philosophy and historically very shareholder-friendly capital management strategies, so a lot of similarities. In fact, the similarity in the two companies is one of the factors that gave us confidence that the integration risk in our merger of equals would be substantially less than it would be for any other type of transaction.

Q: It’s no secret that the reinsurance industry is going through a consolidation phase. What is driving that consolidation? Do you think it will continue?

A: I think that there certainly has been a) a lot of talk and, b) a lot of activity around that. Most of what I hear truly is around companies looking for scale, for relevance, for ways to “defend themselves” against alternative capital. That may be true for a lot of the smaller organizations but that was not the case for PartnerRe or ourselves. For one thing, we’re already among the larger midsize companies. We already have strong leadership positions in many markets. Frankly, we both have very enviable records of profitable operations and doing very well for our clients and our brokers. The thing that motivated us in our merger of equals is the fact that we knew what it was or we were confident in what we could achieve as a stand-alone company, but when we saw what the combination of the two companies could provide, again, we could achieve more as a combined company than either one of us could on its own.

Q: So is the transaction still expected to close in the second half?

A: Yes, it is. Very shortly we’ll be filing our S-4 proxy statement, which of course will have to go through SEC review. Shortly after that we expect the shareholder vote. Then it will be a question of receiving the required approvals from the various jurisdictions. We expect to close in the second half.

View this and other interviews at http://www.ambest.tv

According to A.M. Best’s report on the global reinsurance industry, published in September 2014, PartnerRe was ranked 10th and Axis Capital Holdings Ltd. ranked 20th, based on unaffiliated gross written premium in 2013.

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and/or AXIS may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document PartnerRe and/or AXIS may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of PartnerRe and/or AXIS, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe will be available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS will be available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which was filed with the SEC on October 31, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on March 27, 2014, May 16, 2014 and January 29, 2015. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which was filed with the SEC on October 31, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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